JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

January 21, 2025

Mr. Jeffrey W. Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Long:

You recently provided comments relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the Philotimo Focused Growth and Income Fund (the “Philotimo Fund”) and the Perkins Discovery Fund (the “Perkins Fund”), both for the fiscal year ended March 31, 2024, the Vest US Large Cap 10% Buffer Strategies Fund, the Vest US Large Cap 20% Buffer Strategies Fund, the Vest Bitcoin Strategy Managed Volatility Fund (the “Vest Bitcoin Fund”), and the Vest S&P 500 Dividend Aristocrats Target Income Fund (collectively, the “Vest Funds”) for their fiscal year ended October 31, 2023, and the LDR Real Estate Value-Opportunity Fund, for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission on June 7, 2024, January 5, 2024 and March 8, 2024, respectively. This letter responds to these comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

A.	Philotimo Focused Growth and Income Fund

1.	Comment: With respect to the Annual Report on Form N-CSR and the N-CEN for the year ended March 31, 2023, a material weakness was reported. Please identify the root cause of the material weakness, description of any changes, internal controls that were changed, and the impact on financial statements.

Response: In conjunction with the audit of the Philotimo Focused Growth and Income Fund (“Fund”) for the fiscal year ended March 31, 2023 it was determined that two in-kind transfers that took place during the fiscal year ended March 31, 2022 and one in-kind transfer that took place in fiscal year ended March 31, 2023 were originally recorded as being non-taxable events; however, upon detailed review it was found that these transactions did not meet all of the requirements of a non-taxable in-kind transfer. Specifically, the accounts converted did not own at least 80% of the outstanding Fund shares immediately after the respective transfer and the holdings transferred did not meet the 50% diversification requirement. Based on the results of such review it was determined that each of the 3 in-kind transfers did not qualify as a non-taxable event and the basis of the securities transferred should have been the value of the shares on the day of the respective transfer rather than the original cost basis. These are the only in-kind transfers that have taken place in the Fund since its inception date of August 20, 2021 through the date of this response.

Mr. Long
U.S. Securities and Exchange Commission
January 21, 2025

Commonwealth Fund Services, Inc. (“CFS”), the Fund’s administrator, reviewed the impact of this change from a non-taxable to a taxable event on both the current year (FYE 3/31/2023) and the prior year financial statements (FYE 3/31/2022) to determine if there was a material impact and any subsequent steps that may be required. The review determined that components of the financial statements issued for the fiscal year ended March 31, 2022 were materially misstated relative to classification of realized and unrealized appreciation/depreciation and classification of taxable components of income, and that reclassifications would be appropriate to properly reflect the in-kind transfers as a taxable event. Such reclassifications had no impact on the net assets of the Fund; no impact on the daily net asset value calculations of the Fund; no impact on income earned in the Fund; and no impact on the Fund’s performance. The restated components for the two in-kind transactions that took place in FYE 3/31/2022 were presented in Note 7 to the annual financial statements for the fiscal year ended March 31, 2023. The appropriate adjustments to reflect the correct tax treatment of the in-kind transaction that took place in FYE 3/31/2023 were properly recorded in the financial statements for the fiscal year ended March 31, 2023 prior to issuance to shareholders.

In summary, CFS determined the root cause of the material weakness to be directly related to the improper recording of in-kind transactions, which may often be complex and are not routinely encountered. Steps have been taken to strengthen and enhance the control environment related to in-kind transactions and include more robust checklists for guiding review of in-kind transactions to ensure appropriate tax compliance and accurate recording of activity in the Fund’s books and records; ongoing verification that in-kind transactions are meeting the requirements that may be detailed in relevant tax opinions that often accompany such a transaction; emphasis to the accounting staff to escalate to senior management should any questions on compliance arise. CFS believes these steps will strengthen controls and mitigate such events from recurring.

2.	Comment: With respect to the Annual Report on Form N-CSR for the year ended March 31, 2024, the report shows the Philotimo Fund as non-diversified. It appears as if the Philotimo Fund is operating as a diversified fund. If accurate, will the Philotimo Fund receive shareholder approval before returning to a non-diversified fund?

Response: If the Fund continues to operate as a diversified fund continuously for a period of three years it will obtain shareholder approval before returning to a non-diversified fund.

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Mr. Long
U.S. Securities and Exchange Commission
January 21, 2025

B.	Vest Funds

1.	Comment: The Vest Funds had interest expense for the fiscal year end in the income table. However, interest expense was not included in the fee tables in the prospectus, please explain the reason for the exclusion.

Response: Interest expenses were incurred due primarily to bank overdraft charges that were not anticipated to be incurred in the future, and therefore were not included in the fee table.

2.	Comment: With respect to the Vest Bitcoin Fund and the N-CEN report for the year ended October 31, 2023, we noted that Item B.22 indicated that the Vest Bitcoin Fund had a NAV error, but no disclosure in the financial statements regarding the NAV error was provided. Describe the nature of the error, associated internal control implications, any mitigating actions and any amounts reimbursed to shareholders.

Response: The Vest Bitcoin Fund engaged in four Bitcoin futures transactions between May 25, 2023 and July 7, 2023 that had incorrect cost basis which were reported by the Vest Bitcoin Fund’s investment advisor (the “Advisor”) to CFS on its four respective trade tickets. CFS identified these discrepancies as part of its reconciliation process in preparation for the Vest Bitcoin Fund’s annual audit for the fiscal year ended October 31, 2023; CFS notified the Advisor and corrections were made on October 30, 2023 so that proper values were reflected as of the Vest Bitcoin Fund’s fiscal year end. An error analysis was also performed and it was determined that the Vest Bitcoin Fund’s NAV was overstated by approximately $0.10 - $0.12 (greater than 0.5% of the NAV per share) as a result of these trade errors that were in place between May 25, 2023 and October 30, 2023, the date the correction was recorded (the “NAV error period”). An error impact analysis was performed in accordance with the SEC recommended matrix and the Advisor reimbursed the Fund $3,529.96 for redeemed shares that received more proceeds than they should have as a result of the overstated NAV during the NAV error period. Also, 463.433 additional shares were issued to shareholders that purchased during the NAV error period at the overstated NAV to properly reflect the shares they were entitled to receive.

CFS and the Advisor reviewed the control environment and determined that reconciliation processes at both CFS and the Advisor were not properly followed in order to identify the discrepancies in a timelier manner. However, the mitigating controls of additional pre-audit reconciliation prevented a material reporting misstatement as the error was identified, analyzed and corrected prior to the Vest Bitcoin Fund’s fiscal year end so that the financial statements accurately reflected the values and activity for the audit period. Additionally, there were no interim reporting periods impacted during the NAV error period, so no restatement considerations were necessary. As a remedial measure, CFS provided additional training to its team regarding the necessity and importance of elevating and investigating any discrepancies that are identified between reported values and broker statements. The Advisor implemented similar measures, including providing additional training to members of the portfolio team regarding the daily review process where reported trade values are manually compared to broker statements to ensure consistency. Further, a senior member of the Advisor’s portfolio team was designated to provide oversight of the process. CFS believes these steps have strengthened controls and will mitigate such events from recurring.

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Mr. Long
U.S. Securities and Exchange Commission
January 21, 2025

C.	Perkins Discovery Fund

1.	Comment: The Perkins Fund had interest expense for the fiscal year end in the income statement. However, interest expense was not included in the fee tables in the prospectus. Please explain the reason for the exclusion.

Response: Interest expenses were incurred due primarily to bank overdraft charges related to funding a large redemption that is not anticipated to be incurred in the future, and therefore were not included in the fee table.

D.	Philotimo Focused Growth and Income Fund and LDR Real Estate Value-Opportunity Fund

1.	Comment: Prospectuses for these Funds that are suggested as being available on each Fund’s respective website have not been updated to the current documents. Please update to the 2024 documents.

Response: The relevant websites have been updated to add current documents.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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